EXHIBIT 12

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2009	2008	2007
Earnings
Pre-tax earnings	$24,866	$341	$28,929
Plus: Interest expense recognized	3,614	3,648	3,731
Total earnings	$28,480	$3,989	$32,660

Fixed charges
Interest expenses for the period	$3,614	$3,648	$3,731
Total fixed charges	$3,614	$3,648	$3,731

Coverage Ratio	7.88	1.09	8.75